Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-249491) and related Prospectus of CDW Corporation for the registration of common stock, preferred stock, depositary shares, warrants, subscription rights, debt securities, guarantees of debt securities, share purchase contracts, and share purchase units and to the incorporation by reference therein of our reports dated February 26, 2021 with respect to the consolidated financial statements and schedule of CDW Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of CDW Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

November 23, 2021